Aptorum Group Limited

17 Hanover Square

London W1S 1BN, United Kingdom

+44 20 80929299

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

January 17, 2023

Re:	Aptorum Group Limited
Registration Statement on Form F-3
Initially Filed on December 19, 2022
File No. 333-268873

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aptorum Group Limited (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Thursday, January 19, 2023, or as soon thereafter as practicable on such date, or at such other time as the Company or its counsel, Hunter Taubman Fischer & Li LLC (“HTFL”), request by telephone that such Registration Statement be declared effective.

Please note that we acknowledge the following:

●	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rachael Schmierer of HTFL, counsel to the Company, at (212) 530-2210 or rschmierer@htflawyers.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

By:	/s/ Darren Lui
Name:	Darren Lui
Title:	Chief Executive Officer

cc:	Louis Taubman, Esq.

Hunter Taubman Fischer & Li LLC